Exhibit N
                                                         File No. 70-9577

February 16, 2000

Cinergy Corp.
139 East Fourth Street
Cincinnati, OH  45202

 Attention:  Mr. William Grealis
            Vice President and Chief Strategic Officer

    Cinergy Corp. ("Cinergy" or the "Company") has requested that Merrill Lynch & Co. advise it as to the expected impact of the financing of an incremental $2 billion of Non-Regulated Investments (as defined below), considered from a financial point of view, on the credit ratings of the Company and of its two rated regulated subsidiaries, Cincinnati Gas & Electric Co. and PSI Energy Inc. (the "Rated Subsidiaries"). We understand this advice will be included as part of Cinergy's Form U-1 filing (the "Form U-1 Filing") with the Securities and Exchange Commission (the "SEC") under the Public Utility Holding Company Act of 1935. The Form U-1 Filing, among other things, requests authority for Cinergy to invest $2 billion on a recourse basis in exempt wholesale generators and foreign utility companies over the next five years (collectively, the "Non-Regulated Investments") on the terms and under the assumptions set forth therein.
Our analysis was prepared in response to, and under the terms of, the engagement letter entered into by Cinergy and Merrill Lynch & Co., dated May 7, 1999.

    In arriving at our conclusions set forth below, and in the performance of the requested credit analysis, we have, among other things:

     1. Reviewed certain publicly available business and financial information relating to the Company and the Rated Subsidiaries that we deemed to be relevant;

     2. Reviewed certain information, including financial forecasts, provided by the Company to us as representative of the proposed Non-Regulated Investments;

     3. Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Rated
          Subsidiaries;

     4. Reviewed certain information, including the Company's financial forecasts, relating to the business, earnings, cash flow, capital expenditures, financing plan, timing and sources and uses of funds, in each Case associated with the Non-Regulated
          Investments;

     5. Conducted discussions with members of senior management of the Company concerning the matters described in clauses 1 through 4 above, as well as the business and prospects of the Company before and after giving effect to the implementation, if any, of the proposed Non-Regulated Investments;

     6. Reviewed credit ratios of the Company in the Standalone Case and Investment Case (as defined below) and compared them with financial targets for utility companies as published by Standard & Poor's;

     7. Reviewed the draft of the Form U-1 filing dated November 16, 1999; and

     8. Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

    In arriving at our conclusions set forth below, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch. Merrill Lynch was supplied with all of the information regarding the Non-Regulated Investments by the Company; it is Merrill Lynch's understanding that the Non-Regulated Investments have not been identified and that the Company expects the financial information, including financial forecasts, to be representative of the actual Non-Regulated Investments. Merrill Lynch does not assume any responsibility for independently verifying any information provided by the Company or for undertaking an independent evaluation or appraisal of any of the assets or liabilities of Cinergy and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Company and regarding the Non-Regulated Investments, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgements of the Company.

    Our view is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and the information made available to us as of the date hereof, including the assumptions contained in the Company's financial forecasts provided to us and outlined in the Form U-1 Filing.

    On the basis of this information and the assumptions outlined above, we prepared integrated financial models and performed sensitivity analyses on the financial information derived from such models in a manner that we believe is consistent with the sensitivity analyses performed by statistical rating agencies. In this connection, Merrill Lynch determined to review the following key credit ratios for the Company and its consolidated subsidiaries for the years 2000 to 2004, which we understand to be those reviewed by credit rating agencies: (i) Net Debt as a percent of Total Capitalization; (ii) Funds from Operations to net interest coverage; (iii) Funds from Operations to Net Debt coverage; and (iv) Earnings before interest, taxes and depreciation and amortization ("EBITDA") associated with the Non-Regulated Investments to total EBITDA of the Company. The foregoing credit ratios were calculated under two scenarios: (i) the Standalone Case, where the Non-Regulated Investments were not made at any time, and (ii) the Investment Case, where the Non-Regulated Investments are made over a five year period, by any entity of the Company other than the Rated Subsidiaries.

    The matters set forth above do not purport to be a complete description of the analyses performed by Merrill Lynch in preparing this letter. The preparation of a credit analysis is a complex process and is not necessarily susceptible to partial or summary description. Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all such factors and analyses, could create a misleading view of the process underlying the analyses set forth in this letter. The matters considered by Merrill Lynch in its analyses were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Cinergy's and Merrill Lynch's control and involve the application of complex methodologies and educated judgment.
Any estimates contained in Merrill Lynch's analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than such estimates. There can be no assurance that the Company's Non-Regulated Investments will actually realize the returns contemplated by such assumptions or that market conditions will accommodate the Company's strategy. This is not a prediction as to what an independent rating agency may do under any particular circumstances.

    On the basis of and subject to the foregoing, and considering the results of the credit ratio analysis outlined above, we are of the view, as of the date hereof, that the credit ratings of Cinergy and its Rated Subsidiaries would not be expected to fall below investment grade due to the Non-Regulated Investments being made as outlined in the Form U-1.

                                  Very truly yours,

                             MERRILL LYNCH, PIERCE, FENNER & SMITH
                            INCORPORATED